                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark One)

/X/  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
     1934

For the fiscal year ended DECEMBER 31, 2000

                                       or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from               to
                               ------------      ------------



                           Commission File No. 1-3548


                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          EMPLOYEE STOCK OWNERSHIP PLAN
                                    AND TRUST

                            (Full Title of the Plan)

                          -----------------------------

                                  ALLETE, Inc.
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093

                          (Name of issuer of securities
                          held pursuant to the Plan and
                          the address of its principal
                                executive office)

                          -----------------------------

                                     INDEX


                                                                        PAGE

Report of Independent Accountants                                         1

Statement of Net Assets Available for Benefits -
         December 31, 2000 and 1999                                       2

Statement of Changes in Net Assets Available for Benefits -
         Year Ended December 31, 2000 and 1999                            3

Notes to Financial Statements                                             4

Supplemental Schedules

         Schedule I:     Schedule of Assets (Held at End of Year)         8

         Schedule II:    Schedule of Reportable Transactions in
                         Excess of 5% of Fair Value of Plan Assets        8

Signatures                                                                9

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Minnesota Power and Affiliated
Companies Employee Stock Ownership
Plan and Trust


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Minnesota Power and Affiliated Companies Employee Stock Ownership Plan and Trust (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS LLP


PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 8, 2001


                          ALLETE 2000 ESOP Form 11-K                           1


                                     MINNESOTA POWER AND AFFILIATED COMPANIES
                                      EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                     Thousands

                                                                                          DECEMBER 31,
                                                                                  2000                    1999
------------------------------------------------------------------------------------------------------------------
ASSETS

     Investment in ALLETE, Inc. Common Stock                                    $200,461                $139,512

     Contributions Receivable from Company                                         1,095                   1,095

     Interest Receivable                                                               -                      11

     Cash and Cash Equivalents                                                       435                     489
------------------------------------------------------------------------------------------------------------------
                                                                                 201,991                 141,107
------------------------------------------------------------------------------------------------------------------

LIABILITIES

     Accrued Interest Expense                                                      1,095                   1,095

     Long-Term Debt                                                               77,399                  78,871
------------------------------------------------------------------------------------------------------------------
                                                                                  78,494                  79,966
------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                               $123,497                $ 61,141
------------------------------------------------------------------------------------------------------------------

                         The accompanying notes are an integral part of these statements.


2                         ALLETE 2000 ESOP Form 11-K


                                     MINNESOTA POWER AND AFFILIATED COMPANIES
                                      EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                     Thousands
                                                                                           YEAR ENDED
                                                                                          DECEMBER 31,
                                                                                  2000                    1999
------------------------------------------------------------------------------------------------------------------

ADDITIONS

     Dividend Income                                                             $ 8,722                $  8,858

     Company Contributions                                                         1,669                   1,594

     Net Appreciation in Fair Value of Investments                                63,597                       -

     Interest Income                                                                  44                      39
------------------------------------------------------------------------------------------------------------------
                                                                                  74,032                  10,491
------------------------------------------------------------------------------------------------------------------

DEDUCTIONS

     Participants' Withdrawals                                                     3,380                   3,122

     Transfers to Pension Plan                                                       308                     856

     Interest Expense                                                              7,984                   8,100

     Net Depreciation in Fair Value of Investments                                     -                  41,655

     Administrative Expenses                                                           4                       3
------------------------------------------------------------------------------------------------------------------
                                                                                  11,676                  53,736
------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE)                                                           62,356                 (43,245)

NET ASSETS AVAILABLE FOR BENEFITS

     Beginning of Year                                                            61,141                 104,386
------------------------------------------------------------------------------------------------------------------
     End of Year                                                                $123,497                $ 61,141
------------------------------------------------------------------------------------------------------------------

                         The accompanying notes are an integral part of these statements.


                          ALLETE 2000 ESOP Form 11-K                           3

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                     EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

         The Minnesota Power and Affiliated Companies Employee Stock Ownership Plan and Trust (ESOP) provides eligible employees of the participating affiliated companies, ALLETE, Inc. (ALLETE), Minnesota Power (a business unit of ALLETE), Superior Water, Light and Power Company, Minnesota Power Telecom, Inc., Electric Outlet, Inc. and MP Affiliate Resources, Inc., (collectively, the Companies) with ALLETE common stock (Common Stock) ownership benefits. The ESOP is a noncontributory defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). At December 31, 2000 there were 1,549 participants in the ESOP.

BASIC ACCOUNT

         Participants' Basic Accounts received shares of Common Stock purchased with incremental investment tax credit contributions and payroll-based tax credit contributions. Contributions to the participants' Basic Accounts ceased after 1986.

         All participants' Basic Accounts are fully vested. These shares can be withdrawn at any time. Every December participants are required to make an election to receive dividends on their shares either in cash or reinvest them in Common Stock held in the ESOP.

SPECIAL ACCOUNT

         For the years 1985 through 1989, the Companies received a tax deduction for cash dividends paid to participants on ESOP shares in their Basic Account. The Companies contributed to the ESOP an amount equal to the estimated income tax benefit of the dividend deduction associated with shares in the Basic
Account. Shares of Common Stock purchased with these contributions were allocated to the participants' Special Account. All participants are fully vested in these shares which can be withdrawn when the participants terminate employment. Dividends on these shares are automatically reinvested in Common Stock held in the ESOP.

FIRST SUSPENSE ACCOUNT

         In 1989 the ESOP was amended to enable the ESOP Trustee (as defined below) to establish a leveraged First Suspense Account. Employees become eligible to participate after one year of service with the Companies. The First Suspense Account originally consisted of 633,849 shares of Common Stock purchased for the benefit of eligible ESOP participants with proceeds from a 15 year $16.5 million loan (First Loan) bearing interest at 9.125%. This loan was obtained by the ESOP Trustee on December 29, 1989, and guaranteed by ALLETE. The First Suspense Account provides that as the First Loan is repaid, shares of Common Stock in the First Suspense Account are allocated to each participant's account based on the ratio of a participant's annual compensation to the annual compensation of all participants. In any year that the value of the shares credited to a participant's account is less than 2% of the participant's annual compensation, the Companies will contribute additional shares to make up the difference. Shares of Common Stock are also allocated to participants' accounts for reinvested dividends paid on the shares in the First Suspense Account. All participants are fully vested after 5 years of continuous service with the Companies.


4                         ALLETE 2000 ESOP Form 11-K

SECOND SUSPENSE ACCOUNT

         The ESOP was again amended in 1990 to enable the ESOP Trustee to establish a leveraged Second Suspense Account and borrow an additional $75 million (Second Loan) for the purpose of acquiring 2,830,188 newly issued shares of Common Stock from ALLETE for the benefit of active ESOP participants with a Basic Account. Under this amendment, active participants with a Basic Account are allocated shares to their Special Account with a value at least equal to:
(a) dividends payable on shares held by those participants in the ESOP who do not elect to receive dividends in cash, and (b) tax savings generated from the deductibility of dividends paid on all shares held in the ESOP as of August 4, 1989. Pursuant to this amendment, the ESOP Trustee issued a promissory note to ALLETE for $75 million at a 10.25% interest rate with a term not to exceed 25 years.

         A participant who resigns or is dismissed from employment with any of the Companies shall forfeit the nonvested portion of his or her ESOP accounts as of the last day of the year in which the participant incurs a fifth consecutive one-year break in service. Forfeitures will first be used by the ESOP to meet the contribution of the 2% annual compensation requirement. Second, forfeitures will be allocated to the payment of expenses. Third, remaining forfeitures, if any, will be reallocated to the accounts of remaining participants as of the last day of the year in which the forfeiture occurs.


ADMINISTRATION

         The ESOP is administered for the Companies by the Employee Benefit Plans Committee (Committee). The mailing address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The Committee is authorized to make rules and regulations as it may deem necessary to carry out the provisions of the ESOP and to employ investment managers (as defined by ERISA), attorneys, accountants and such other persons as it shall deem necessary or desirable in the administration of the ESOP. The Committee consists of 11 members who were appointed by the Board of Directors of ALLETE. The Board of Directors has the power to remove members of the Committee from office. Members of the Committee receive no compensation for their services with respect to the ESOP.

         As of June 1, 2001 the members of the Committee, all employees of ALLETE and/or Minnesota Power, and their respective titles are as follows:

Name                      Title
--------------------------------------------------------------------------------
Robert D. Edwards *       Executive Vice President ALLETE and
                          President and Chief Executive Officer Minnesota Power
David G. Gartzke          Senior Vice President - Finance and
                          Chief Financial Officer ALLETE
Philip R. Halverson       Vice President, General Counsel and Secretary
Brenda J. Flayton         Vice President - Human Resources
Claudia R. Scott Welty    Vice President - Information Technology
Mark A. Schober           Vice President and Controller
Donald J. Shippar         Chief Operating Officer - Minnesota Power
Roger P. Engle            Vice President - Minnesota Power and
                          President and Chief Operating Officer - Superior
                          Water, Light and Power Company
Lori A. Collard           President - Electric Outlet, Inc.
Alan R. Hodnik            General Manager - Thermal Generation Operations
Jeweleon W. Tuominen      Manager - Executive Compensation and Employee Benefits

--------------------------------------------------------------------------------
* Committee Chairman


                          ALLETE 2000 ESOP Form 11-K                           5

         Mellon Bank N.A. (Mellon Bank) acts as trustee (ESOP Trustee) for the ESOP. The ESOP Trustee's main office is located at One Mellon Bank Center, Pittsburgh, Pennsylvania 15258-0001. The ESOP Trustee carries blanket bond insurance in the amount of $100 million. ALLETE maintains the participants' records and issues quarterly reports to each participant showing the status of individual accounts.

ESOP TERMINATION

         The Companies reserve the right to reduce, suspend or discontinue their contributions to the ESOP or to terminate the ESOP in its entirety subject to the provisions of ERISA. In the event that the ESOP is terminated, the Committee may require that the accounts of all participants and beneficiaries be distributed as soon after the termination date as the Committee deems practicable, regardless of the length of time Common Stock has been allocated to any account.

CONTRIBUTIONS

         The Companies' contributions for each year shall be paid to the ESOP Trustee either in cash or in Common Stock. Subject to a statutory maximum, the expenses incidental to establishing and administering the ESOP may be deducted from the Companies' contributions to the ESOP or income earned by the shares held in the ESOP. Expenses not attributable to such sources are payable by the Companies. No fees or charges will be payable by any ESOP participant.

TRANSFERS

         Upon retirement, participants may elect to transfer the vested amount of their ESOP account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.

FORFEITED ACCOUNTS

         At December 31, 2000 and December 31, 1999 there were no forfeited nonvested accounts.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

         The ESOP uses the accrual basis of accounting and, accordingly, reflects income in the year earned and expenses when incurred. Investments are reported at their fair value based on the quoted market price.

         The  preparation of financial  statements in conformity with accounting
principles   generally  accepted  in  the  United  States  of  America  requires management to:

         - make estimates and assumptions that affect the reported amounts of assets and liabilities;

         -  disclose   contingent liabilities  at  the  date  of  the  financial
            statements;  and

         - report amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investment which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


NOTE 3 - FEDERAL INCOME TAX STATUS

         A favorable determination letter dated January 30, 1996 was obtained from the Internal Revenue Service stating that the ESOP, as amended and restated effective January 1, 1992, qualifies as an employee stock ownership plan under
Section 401(a) of the Internal Revenue Code of 1986.


6                         ALLETE 2000 ESOP Form 11-K

NOTE 4 - INVESTMENTS

                                                            NUMBER OF
         ALLETE COMMON STOCK                                  SHARES             COST              MARKET
         -------------------------------------------------------------------------------------------------
         Thousands

         December 31, 2000             Allocated              3,865             $34,070           $ 95,896
                                       Unallocated            4,214              62,784            104,565
         -------------------------------------------------------------------------------------------------
                                                              8,079             $96,854           $200,461
         -------------------------------------------------------------------------------------------------

         December 31, 1999             Allocated              3,763             $32,868           $ 63,738
                                       Unallocated            4,474              64,450             75,774
         -------------------------------------------------------------------------------------------------
                                                              8,237             $97,318           $139,512
         -------------------------------------------------------------------------------------------------


NOTE 5 - REPAYMENT OF LOANS

         The ESOP Trustee repays principal and interest on the First Loan and Second Loan with dividends paid on the shares of Common Stock in each suspense account and with certain employer contributions to the ESOP. The shares of Common Stock acquired by the ESOP Trustee are held in the First Suspense Account and Second Suspense Account, and allocated to the accounts of ESOP participants as the First Loan and Second Loan are repaid. Under current tax law, the Companies expect to realize tax savings from the two transactions.

         The First Loan was obtained from a third party lender and is guaranteed by ALLETE with 372,086 unallocated shares of Common Stock pledged as collateral at December 31, 2000. The lender has no rights against shares once they are allocated under the ESOP.

                               PRINCIPAL PAYMENTS
                            $16.5 MILLION 9.125% LOAN
                          -----------------------------
                                    Thousands
                           2001                  $1,708
                           2002                   1,969
                           2003                   2,259
                           2004                   1,540
                          -----------------------------
                                                 $7,476
                          -----------------------------


         The Second Loan was obtained from ALLETE. There were 3,842,040 unallocated shares of Common Stock pledged as collateral at December 31, 2000. Prepayments can be made without penalty. The lender has no rights against shares once they are allocated under the ESOP.

                               PRINCIPAL PAYMENTS
                             $75 MILLION 10.25% LOAN
                          -----------------------------
                                    Thousands
                           2011               $   9,923
                           2012                  15,000
                           2013                  15,000
                           2014                  15,000
                           2015                  15,000
                          -----------------------------
                                                $69,923
                          -----------------------------


                          ALLETE 2000 ESOP Form 11-K                           7

                                                                                                           SCHEDULE I
                                       MINNESOTA POWER AND AFFILIATED COMPANIES
                                        EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
                                       SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                AS OF DECEMBER 31, 2000
                                                       Thousands


  (a)                (b)                                  (c)                               (d)              (e)

                                                                                                            FAIR/
                                                    DESCRIPTION OF                                        CONTRACT
             IDENTITY OF ISSUER                       INVESTMENT                           COST             VALUE
---------------------------------------------------------------------------------------------------------------------

   *   ALLETE, Inc.                         Common Stock - 8,079 Shares                   $96,854          $200,461

---------------------------------------------------------------------------------------------------------------------
*  Party-in-interest







                                                                                                          SCHEDULE II
                                       MINNESOTA POWER AND AFFILIATED COMPANIES
                                        EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
                                          SCHEDULE OF REPORTABLE TRANSACTIONS
                                     IN EXCESS OF 5% OF FAIR VALUE OF PLAN ASSETS
                                         FOR THE YEAR ENDED DECEMBER 31, 2000
                                                       Thousands



         (a)                 (b)            (c)        (d)       (e)        (f)        (g)        (h)        (i)

                                                                                                CURRENT      NET
     IDENTITY OF         DESCRIPTION     PURCHASE    SELLING    LEASE     EXPENSE    COST OF     VALUE     GAIN OR
   PARTY INVOLVED         OF ASSET         PRICE      PRICE    RENTAL    INCURRED     ASSET    OF ASSET    (LOSS)
---------------------------------------------------------------------------------------------------------------------
ALLETE, Inc.               Common
                            Stock         $3,632        -         -          -          -       $3,632        -

ALLETE, Inc.               Common
                            Stock            -       $3,696       -          -       $3,696     $3,696        -

---------------------------------------------------------------------------------------------------------------------



8                         ALLETE 2000 ESOP Form 11-K

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    Minnesota Power and Affiliated Companies
                                          Employee Stock Ownership Plan
                                                    and Trust
                                 -------------------------------------------
                                                 (Name of Plan)


June 13, 2001                 By                  R.D. Edwards
                                 -------------------------------------------
                                                  R.D. Edwards
                                                    Chairman,
                                        Employee Benefit Plans Committee





                          ALLETE 2000 ESOP Form 11-K                           9